McKENZIE BAY INTERNATIONAL, LTD.

SUPPLEMENT TO PROSPECTUS DATED JUNE 23, 2006

Effective July 31, 2006, Gary L. Westerholm is retiring as one of our employees. The retirement has the effect of, among other things, terminating the Employment Agreement dated December 22, 2005 between Mr. Westerholm and us.

Mr. Westerholm intends to become an independent developer and seller of green energy, primarily electrical power produced by wind turbines.  He intends to purchase WindStor® systems from WindStor Power Co., a subsidiary of McKenzie Bay International, Ltd., and sell the power generated by such systems to his customers.

By agreement between Mr. Westerholm and us, the parties have entered into a Deferred Compensation Agreement whereby we will pay to Mr. Westerholm the arrearage owed on his salary of approximately $191,000 in monthly payments over a 39 month period, beginning  August 1, 2006.  The agreement also provides that we will provide health insurance for Mr. Westerholm for a period of 12 months and that Mr. Westerholm will resign as a Director of our subsidiary, WindStor Power Co.  Mr. Westerholm will remain a Director of our other subsidiary, Lac Doré Mining Co. and will, along with John W. Sawarin, attempt to liquidate its claims relating to the Lac Doré deposit.  We have agreed to negotiate separate compensation agreements with Messrs. Westerholm and Sawarin  in connection with any successful transaction they introduce to us.

We also agreed that WindStor Power Co. will offer to sell WindStor® systems to Mr. Westerholm at it’s standard pricing and will “grandfather” Mr. Westerholm in any area in which Mr. Westerholm has purchased and installed systems and in which WindStor later establishes a distributor. Unless Mr. Westerholm is able to provide maintenance through a provider approved by WindStor Power Co with respect to any system he may sell, Mr. Westerholm will pay an ongoing fee to WindStor Power Co. to provide maintenance for the systems.  Mr. Westerholm has not agreed to purchase any systems and there can be no assurance that he will ever purchase any systems.

July 26, 2006